Filed by Westport Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Belco Oil & Gas Corp.
Commission File No.:  001-14256

Investor Notices

This presentation includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning Westport’s and the combined company’s merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made my Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport and Belco Oil & Gas Corp. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by Westport and Belco with the SEC in connection with the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Westport and Belco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

Westport, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Westport’s shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.

The following slide presentation was made by Westport Resources Corporation.

Westport Resources Corporation

Rocky Mountain Natural Gas Investment Forum

Colorado Oil & Gas Association

August 8, 2001

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements other that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including the cautionary statements contained in this material and risks and uncertainties inherent in the Company's business set forth in the filings of the Company with the Securities and Exchange Commission. These risks include, among others, oil and gas price volatility, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of proved reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company does not undertake any obligation to update any forward-looking statements contained in this material.

Westport Resources Corporation
Traded NYSE under "WRC"

- IPO 4th Quarter 2000 - 10.18 million shares @ $15.00 - (7.535 million Primary and 2.650 million Secondary)
- Total Shares Outstanding - 38.4 million
- Market Capitalization - >$800 million
- Clean Balance Sheet – no debt
- 445 Bcfe Proved Reserves at 6/30/01
  - 53% gas
  - 7.0 yr Reserve Life (based on 1Q 01 Production)
  - 179 Mmcfe/d 1Q 01 average rate

Business Strategy

- Balanced Approach
  - Acquisitions (focus in core producing areas, extend reserve life)
  - Exploitation (consistent, low risk growth)
  - Exploration – Rocky Mountain and Gulf of Mexico

- Financial Flexibility
  - Maintain LTD/Total Capitalization 20 - 40%
  - $400 million current borrowing base

- Operating Goals
  - Increase production by 10 to 15% annually
  - Continue disciplined evaluation of acquisition opportunities
  - Identify and accelerate substantial development opportunities
  - Maintain high quality prospect inventory

Significant Reserve Growth



Natural Gas
Oil
Proved Reserves (Bc
1200
1000
800
600
400
200
0
1995
1996
1997
1998
1999
2000
2001 MY PF
Belco
Equitable
Total Minatome
Axem
Conoco

Acquisition Performance
1995 - 2000

	Investment ($mm)	Reserves (Bcfe)	Acquisition & Development Cost ($ / Mcfe)
Initial Acquisitions	452.0	413.1	1.09
Subsequent Activity	104.8	144.6	0.72
Cum Production to 12/31/00	(320.9)	(159.5)	
As of 1/1/01	235.9	398.1	

Investment Returned	58%
Remaining Reserves	96%
Overall A & D Costs / Mcfe	$1.00

Does not include Belco Transaction

Belco Oil and Gas Corp. Transaction Overview

Complementary Operating Areas

SEC Reserves at June 30, 2001



Westport - 445 Bcfe Proved

Rocky Mountain – 187 Bcfe
Permian/Mid Continent –54 Bcfe
Gulf Coast –33 Bcfe
Gulf of Mexico - 171 Bcfe

Pro Forma - 1.1 Tcfe Proved

Rocky Mountain - 347 Bcfe
Permian/Mid Continent - 372 Bcfe
Gulf Coast – 192 Bcfe
Gulf of Mexico - 171 Bcfe

Belco – 637 Bcfe Proved

Rocky Mountain – 159 Bcfe
Permian/Mid Continent - 318 Bcfe
Gulf Coast –160 Bcfe

Core Areas

Belco

Westport

Pro Forma Reserves and Production Profile by Division

June 30, 2001 Reserves

1.1 Tcfe


GOM
16%
Northern
32%
Southern
52%

54% Gas / 69% Operated

1Q01 Production

346 Mmcfe/d


GOM
26%
Northern
28%
Southern
46%

63% Gas / Balance by Region

2001 Capital Budget Allocation (Excluding Acquisitions)


By Category
Offshore Development 27%
Seismic 3%
Land 8%
Onshore Development 42%
Exploration Drilling 20%
Development 69%
Exploration 31%


By Division
Gulf of Mexico 46%
Northern 26%
Southern 28%
Offshore 46%
Onshore 54%

Budget - $260 million

Undeveloped Acreage and Drilling Opportunities by Division

Net Undeveloped Acreage


Gulf of Mexico
23%
Southern
15%
Northern
62%

907,962 Net Undeveloped Acres

Drilling Opportunities


Gulf of Mexico
6%
Southern
45%
Northern
49%

1,145 Exploitation/956 Exploration

Summary of Transaction Terms

- Belco shareholders receive .4125 shares of Westport stock for each Belco share
- Merger with Westport shareholders owning approx. 74% of the stock of the combined company
- Westport assumes :
  - $150mm bank debt
  - $147mm 8.875% Sen. Sub. Notes due 2007
  - $109mm 10.5% Sen. Sub. Notes due 2006
  - $75mm 6.5% Conv. Perpetual Preferred Stock
- Belco receives board representation (2 seats)

Changes for Westport

- Proved reserves expanded by 2.4x
- PV10 increases by 2.3x
- R/P ratio extended from 7 to 9 years
- Increases NAV per share by approximately 10%
- Increases 2001 combined
  - Production by 90%
  - EBITDAX by 45%
  - Cash Flow per share (unhedged) by 25%
- Proved reserves added at $1.18 per Mcfe, excluding $66 million allocated to undeveloped acreage, seismic and miscellaneous assets

* Price assumptions 2001 NYMEX Oil $26.99, Henry Hub Gas $4.87
2002 NYMEX Oil $23.00, Henry Hub Gas $3.60

Combined Merger Results

- **Creates a new "top 20" independent**
  - Proved reserves of 1.1 Tcfe as of June 30, 2001
  - Average daily combined 2001 production > 360 Mmcfed
  - 2001E Combined EBITDAX of $330 - $340million
  - Enterprise value of $1.5 - $2.0 billion
- **Strengthens core areas with critical mass and scale**
  - Enhances presence in gas prone basins of the Rockies
  - Leverages positions in the Permian, Mid-Continent and Gulf Coast regions
- **Expands exploitation inventory with over 500 Bcfe of probable and possible reserves**
- **Increases exploration potential by 500 Bcfe**
  - Rocky Mountain Gas Basins - 1.2 million acres gross, .44 million net
  - Texas Gulf Coast - significant HBP position
  - North Dakota Horizontal - 70,000 acres

* Price assumptions 2001 NYMEX Oil $26.99, Henry Hub Gas $4.87
2002 NYMEX Oil $23.00, Henry Hub Gas $3.60

Combined Merger Results (continued)

- **Maintains strong balance sheet with Net Debt/Cap of 27% and Net Debt/2001 Pro Forma EBITDAX of 1.1**
- **EBITDAX increases as hedges roll off – approximately $97 MM in 2001 and $14 MM in 2002**
- **Improves cost structure**
  - Decreases LOE / mcfe by 5%
  - Decreases G&A / mcfe by 10%
- **Improves share liquidity**
  - Expands public float by 4.4 million shares

* Price assumptions 2001 NYMEX Oil $26.99, Henry Hub Gas $4.87
2002 NYMEX Oil $23.00, Henry Hub Gas $3.60

Pro Forma Reserves by Division



Northern Division
347 Bcfe - $391 MM PV10 Proved
97 Mmcfe/d (1Q01)
121 Bcfe Probable and Possible

Westport Resources Pro forma
1,081 Bcfe - $1,474 MM PV10 Proved
346 Mmcfe/d (1Q01)
800 Bcfe Probable and Possible

Southern Division
564 Bcfe - $753 MM PV10 Proved
157 Mmcfe/d (1Q01)
542 Bcfe Probable and Possible

Gulf Of Mexico Division
171 Bcfe - $330 MM PV10 Proved
92 Mmcfe/d (1Q01)
137 Bcfe Probable and Possible

SEC Reserves as of June 30, 2001

Northern Division


MONTANA
Wiley
Stadium/Eland
South Fryburg
NORTH DAKOTA
Horse Creek
Gooseberry
Mellott Ranch
Bonepile
SOUTH DAKOTA
Moxa Arch
WYOMING
Westport Oil Fields
Westport Gas Fields
Belco Principal Properties

Wiley Field
Williston Basin, ND



Erickson 3R
4/1/01
200 bopd
TA Wiley 3-19
4/15/01
275 bopd
Fossum B 2-30
6/7/01
32 bopd
Erickson 1-13
6/27/01
200 bopd
Durnin 6-30
7/20/01
150 bopd
Haugen C1-25
7/6/01
250 bopd
Witherstine 3-25
5/18/01
120 bopd
Durnin A 13-30
5/5/01
461 bopd
Fossum FLB 5-29
6/13/01
93 bopd
161N/82W
61N/81W
Water Injection Well
2000 Locations
2001 Phase I Locations
2001 Phase II Locations

- 90 MMBO OOIP, 13.7 MMBO Produced (15%)
- 5 Horizontal wells drilled in 2000
- 8 Horizontal wells drilled 1H01
- 8-11 additional wells planned for 2001/2002



South Fryburg Area
Williston Basin, ND



- Belco actively developing large acreage block contiguous with Westport's with working interest ranging from 50 to 100%
- 30 horizontal wells drilled in the last 18 months
- Analogous Opal Prospect of 9000 acres
  - Completing 1st well
  - 50% Working Interest



WESTPORT ACREAGE
BELCO ACREAGE
OIL REC. ON FRYBURG DST
FRYBURG PRODUCTIVE

Powder River Coalbed Methane


ROSEBUD
BIG HORN
POWDER RIVER
CARTER
MT
WY
WYODAK EQ.
WYODAK COAL
Approx. Edge of Coal
CAMPBELL
CROOK
Kitty
Gillette
Coal Mines
Bone Pile
Powder River Basin
JOHNSON
BIG GEORGE COAL
WESTON
Black Butte
Culp/Table Mtn.
Mud Spr. Crk.
Wright
NATRONA
CONVERSE

- **Unbooked Risked Reserve Potential - 120 Bcf**
- **Ownership – 28,070 net undeveloped acres**
- **Opportunity -**
  - **Multiple coals**
  - **Low cost - low risk**
  - **> 400 drilling locations on Westport acreage**
  - **Wells-to-date in T48N: 117 Producers, 5 WOPL, 11 Proposed**
- **Current Operations -**
  - **Production 17 Mmcf/d**
  - **85-100 wells planned in 2001**

Moxa Arch Development



- Long-life gas with significant development
- Operate 170 wells
- 83 PUD locations
- 113 additional downspacing opportunities
- 6-year, two rig program
- Opportunity to accelerate activity

Wind River Basin Prospects


OWL CREEK MOUNTAINS
MADDEN
WALTMAN-CAVE GULCH
PAVILLION
FRENCHIE DRAW
CASPER ARCH
275 K GROSS AC.
103 K NET AC.
RIVERTON
BEAVER CREEK
GRIEVE
RATTLESNAKE
MOUNTAINS

- Basin-center gas play – multiple pay objectives
- Average WI 25 – 50% with 4 identified prospects
- Substantial 2D and 3D Seismic database

Big Horn Basin Prospect Area


Montana
ELK BASIN
FRANNIE
BYRON
GARLAND
384 K GROSS AC.
163 K NET AC.
OREGON BASIN
BIG
HORN
RANGE
WORLAND
L. BUFFALO
BASIN
GOOSEBERRY
GRASS CREEK
COTTONWOOD
CREEK
ABSAROKA
RANGE
OWL CREEK MOUNTAINS

- Basin-center gas – sparsely drilled
- Multiple pay objectives
- Prospect potential on 310,351 gross acres
- Large seismic database across intrabasin structural trends

Southern Division – Permian Mid/Continent Operations


Moore Johnson
KANSAS
Oakdale
NE Nash
Calumet
Golden Trend
OKLAHOMA
Boyd Mallet
Fullerton
Dallas
Shafter Lake/
Andrews
Howard Glasscock
TEXAS
Ward-Estes

- Leverages existing position into core area
- Complementary strategy to acquire and exploit large OOIP fields

Westport Principal Oil Fields
Westport Principal Gas Fields
Belco Principal Properties

Shafter Lake

- 165 Million Bbl field
- 81% Working Interest
- 120 well infill drilling program
- Waterflood enhancement
- Ability to accelerate



Howard Glasscock - Analog Waterfloods










WOGC LEASES
Belco East Howard-Glasscock

- Waterflood of multiple sands on WOGC leases
- Queen, San Andres, and Glorietta formations
- Highly successful waterflood responses of adjacent leases in the field, with incremental recoveries from 700 MBO to 3,500 MBO
- Field extension potential on the WOGC Gilbert and Hart-Phillips leases





Southern Division – Gulf Coast Operations



TEXAS
Elm Grove
North Louisiana
Field Complex
Dallas
Oak Hill
LOUISIANA
Austin Chalk/
Georgetown
Westport Principal Properties
Belco Principal Properties

- Leverages existing position into core area
- Multiple growth opportunities

Austin Chalk/Georgetown Development


NAVASOTA
Brazos
Grimes
INDEPENDENCE
SOUTH NAVASOTA
GREATER
Austin

- Horizontal drilling
- High rate completions
- Significant reserves per well
- Over 100 potential locations
- 2 - 3 rig program

North Louisiana Field Complex



- Acquired from Total 10/98
- 22 pay sands in Hosston Pay zone
- 2 Bcf/well reserves
- Drill 40 - 50 wells per year
- PUD locations

Elm Grove Development

- 8,600 acres
- Approx 40% Working Interest
- Producing 50 Mmcfe/d, up from 18 Mmcfe/d at acquisition (Apr 2000)
- Downspacing of Cotton Valley/ Hosston
- 3-year drilling program at 30 wells/year
- 4 rigs currently drilling


Proved Undeveloped Locations
Probable Undeveloped Locations

Substantial Offshore Exploitation and Exploration Upside



WC 173 Platform and Rig used in 3 well FA drilling program in the West Cameron 180/198 Complex

- 67 developed blocks with 139 Bcfe Probable and Possible reserves
- $68 million investment in land and seismic
- 74-block exploratory inventory with >2 Tcfe unrisked reserve potential
- 20 projects targeted for exploration next 12 to 18 months

Gulf of Mexico Division
Annual Production Growth/LOE Reduction



BCFE PER YEAR
LOE PER MCFE
45
40
35
30
25
20
15
10
5
0
1.00
0.75
0.50
0.25
0.00
0.9
2.8
25.4
38.3
1998
1999
2000
2001E
Bcfe per Year
LOE per Mcfe

Offshore Exploration Projects
2nd Half 2001 – 1st Half 2002

Prospect Location	Unrisked Gross Res (Bcfe)	Working Interest	Operations/Location
High Island A-348	19	67%	Operated/Shelf
Mississippi Canyon 322	52	25%	Non-Op/Flex Trend
West Delta 143	70	50%	Operated/Shelf
High Island 197	37	25%	Non-Op/Shelf
West Cameron 198 A-5	50	53%	Operated/Shelf
Green Canyon 141	54	50%	Operated/Flex Trend
Mississippi Canyon 489	68	30%	Non-Op/Flex Trend
Ship Shoal 86	47	40%	Non-Op/Shelf
South Marsh Island 51	28	40%	Non-Op/Shelf
South Timbalier 267	39	75%	Operated/Shelf
High Island 84	33	30%	Operated/Shelf
Ship Shoal 73	34	50%	Operated/Shelf
South Timbalier 316	60	50%	Operated/Shelf
Matagorda Island 528	47	50%	Operated/Shelf
Atwater 7	500	35%	Operated/Deep
Mississippi Canyon 976	600	17%	Non-Op/Deep
West Cameron 181 (Deep)	250	45%	Operated/Shelf
West Cameron 497	40	50%	Non-Op/Shelf
Total	1,988		

East Cameron 369 Discovery


360' Net Pay
in Two Wells

- Westport Operated
- 60% Working Interest
- 350' Water Depth
- 1Q02 Production
- 17 Bcfe Gross Proved + 7 Bcfe Probable and Possible



West Delta 143 Prospect



- Westport Operated
- 50% Working Interest
- 350' Water Depth
- 70 Bcfe Gross Potential


WD 143
19000
-18500
-18000
AMP LIMITS
-17500
FAIRWAY
SURFACE LOCATION

Mississippi Canyon 489/490 Prospect



- Unocal Operated
- 30% Working Interest
- 2100' Water Depth
- 68 Bcfe Gross Potential



Financial and Operational Highlights

Belco Nearly Doubles Production



(Mmcfe/d)
500
450
400
350
300
250
200
150
100
50
0
33
66
79
91
153
180 - 190
340 - 360
370 -390
1996
1997
1998
1999
2000
2001E
2001 PF
2002PF

Significant Growth in EBITDAX and Cash Flow



EBITDAX
($ in millions)
400
350
300
250
200
150
100
50
0
$20
$44
$166
$225
$330-$340
$320-$335
1998
1999
2000
2001E
2001PF
2002PF

2001 Price Forecast - $26.99/Bbl and $4.87/Mmbtu; 2002 – $23.00/$3.60



Cash Flow
($ in millions)
350
300
250
200
150
100
50
0
$12
$35
$155
$220
$285 - $300
$280 - $300
1998
1999
2000
2001E
2001PF
2002PF

Combined 2000 Year-end Reserves (Bcfe)



1,600
1,400
1,200
1,000
800
600
400
200
0
1,379
1,098
1,081
1,019
688
602
601
562
403
352
Average = 778 Bcfe
Forest
Pure
Westport PF
Cabot
Newfield
Tom Brown
Stone
Houston Ex
Comstock
St. Mary

Westport Pro forma 6/30/01

Combined 2000 Production (Bcfe)


200
175
150
125
100
75
50
25
182
140
120
99
80
71
67
62
53
38
Average = 91 Bcfe
Forest
Newfield
Westport PF
Stone
Houston Ex
Pure
Cabot
Tom Brown
St. Mary
Comstock

Strong Reserve Replacement - WRC



3-Year Reserve Replacement (1998-2000) - All Sources (%)
360
310
260
210
160
110
60
10
318
238
204
174
174
165
161
140
133
121
Average = 183%
Westport
Tom Brown
Houston Ex
St. Mary
Newfield
Belco
Stone
Cabot
Comstock
Forest

Pure Resources excluded, as only 2000 Reserve Replacement data available

Low Net Debt-to-Net Capitalization

Among the lowest ratios of 20 largest domestic independents and companies with comparable credit rating


80%
70%
60%
50%
40%
30%
20%
10%
0%
DVN
APC
BR

Source: CSFB Research

Pro Forma Summary Financial Information

	Pro Forma 1Q 01	Per Mcfe	2001 Outlook
Production (Bcfe)	31		125 - 135
EBITDAX	$101		$330 - $340
Costs			
Lease Operating	$20	$0.63	$0.60 - $0.65
Production Taxes	9	$0.30	4.8% - 5.2% of Rev
G & A	5	$0.17	$0.15 - $0.20
Interest	7	$0.23	$0.22 - $0.27
D D & A	35	$1.12	$1.20 - $1.30
Taxes			
Income Tax Rate	35.8%		36.5% - 37%
% Deferred	94.0%		94% - 95%
Price Realizations (% of NYMEX)			
Gas	88%		90% - 93%
Oil	90%		88% - 92%

2002 Outlook

2002 Production (Mmcfe/d)	370 - 390
% Gas	63% -65%
Realizations (% of NYMEX)	
Gas	90% - 95%
Oil	88% - 92%
Expenses (per Mcfe)	
Lease Operating Expense	\$0.62 - \$0.68
G & A Expense	\$0.15 - \$0.21
Interest Expense	\$0.25 -\$ 0.30
DD & A Expense	\$1.20- \$1.30
Taxes	
Prod Taxes (% of Revenue)	4.8% - 5.2%
Federal Tax Rate	35.5% - 37.5%
% Deferred	94% - 95%

Pro Forma Capitalization as of March 31, 2001

Long Term Debt		
Revolving Credit Facility	$	150
8 7/8% Senior Subordinated Notes		147
10.5% Senior Subordinated Notes		109
Total Debt		406
Convertible Preferred		75
Common Stockholder's Equity		836
Total Preferred and Common		911
Total Capitalization	$	1,242

Ratios	
Net Debt/Total Cap	27%
Net Debt/2001 Pro Forma EBITDAX	1.1
2001 Pro Forma EBITDAX/Interest	10.9
Net Debt/Mcfe of Reserves	$0.31

Summary – Why Westport?

- Continuing Growth of Quality Assets
- Right-sized Business Units
- Strong Balance Sheet
- Internal Growth Opportunities
- Excellent Value – As of August 2, 2001 stock trading at a 2002 Cash Flow per Share multiple of 3.6x vs. 4.3x for peers (CSFB Research)

www.westportresourcescorp.com